

November 29, 2011

Via E-mail
Mr. Ken Eickerman
Chief Financial Officer
Revett Minerals Inc**.**
11115 East Montgomery, Suite G
Spokane Valley, Washington 99206

> **Re: Revett Minerals Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **File No. 000-52730**

Dear Mr. Eickerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   Please tell us if you disclose the mine-safety related information pursuant to the Dodd-Frank Wall Street Reform Act for your operations in the United States.

Item 2. Properties page 7

2.   In future filings please disclose the material information associated with the calculation of your reserves and resources pursuant to Item 102 of Regulation S-K; including the metal prices, the cut-off grade, the metallurgical recoveries, the technical report associated with the estimate that has been filed on SEDAR, and the name of the individual responsible for the resource or reserve.

3.   We note your disclosure of a mineral inventory for your Copper Gulch, Horizon Basin, and Rock Peak properties. In future filings please remove all mineral estimates other than those estimates with terms that have been defined by Industry Guide 7 or Canadian National Instrument 43-101.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining